UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Rel. No. 55411 / March 6 2007

Admin. Proc. File No. 3-12390

In the Matter of

WASTECH, INC.

ORDER DISMISSING REVIEW PROCEEDING AND NOTICE OF FINALITY

On December 6, 2006, the Commission granted the petition of Wastech, Inc. for review of an administrative law judge's initial decision. 1/ On March 2, 2007, Wastech requested that its petition be withdrawn. It is appropriate to grant Wastech's request.

Accordingly, it is ORDERED that this review proceeding be, and it hereby is, dismissed.

Notice is hereby given that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Wastech, Inc. The order contained in that decision revoking the registration of the securities of Wastech, Inc. is hereby declared effective.

For the Commission by the Office of the General Counsel, pursuant to delegated authority.

Nancy M. Morris
Secretary

1/   Biologic, Inc., Initial Decision Rel. No. 291 (November 9, 2006), __ SEC Docket __.

INITIAL DECISION RELEASE NO. 322
ADMINISTRATIVE PROCEEDING
FILE NO. 3-12390

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of BILOGIC, INC., CORPAS INVESTMENTS, INC., DT SOLUTIONS, INC., GLOBAL A, INC., PAVING STONE CORP., WASTECH, INC., and WEBCATALYST, INC.	: : : : : : : : :	INITIAL DECISION AS TO WASTECH, INC. November 9, 2006

APPEARANCES: Stephen L. Cohen, Jonathan P. Scott, and Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission.

Robert J. Mottern for Wastech, Inc.

BEFORE: James T. Kelly, Administrative Law Judge.

The Securities and Exchange Commission (SEC or Commission) issued its Order Instituting Proceedings (OIP) on August 9, 2006, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that seven corporations which had registered their stock with the Commission pursuant to Section 12(g) of the Exchange Act failed to file annual and quarterly reports with the Commission for periods ranging from two to five years.

Six Respondents Have Defaulted

Five of the seven Respondents, namely, Bilogic, Inc., Corpas Investments, Inc., Global A, Inc., Paving Stone Corp., and Webcatalyst, Inc., failed to file Answers to the OIP within the time allowed. The five Respondents then failed to respond to an order requiring them to show cause why they should not be held in default and why the registrations of their securities with the Commission should not be revoked.

The other two Respondents, DT Solutions, Inc. (DT Solutions), and Wastech, Inc. (Wastech), filed timely Answers to the OIP. However, DT Solutions subsequently amended its

Answer by stating that it would accept a default and not contest the revocation of the registration of its equity securities.

I determined that six of the seven Respondents were in default for failing to file an Answer to the OIP or otherwise defend the proceeding. 17 C.F.R. §§ 201.155(a), .220(f). I revoked the registrations of each class of their registered securities. Bilogic, Inc., __ SEC Docket ___, 2006 SEC LEXIS 2238, Exchange Act Release No. 54567 (Oct. 4, 2006).

Wastech, Inc.

The OIP alleges that Wastech has failed to file its annual and quarterly reports with the Commission for more than three years, having last filed a quarterly report on Form 10-QSB for the period ended March 31, 2003. It further alleges that Wastech failed to heed delinquency letters sent to its last known address by the Commission's Division of Corporation Finance, requesting compliance with the periodic filing obligations.

As a result of these acts and omissions, the OIP charges that Wastech failed to comply with Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13. The Commission instituted this proceeding to determine whether these allegations are true, to afford Wastech an opportunity to establish any defenses to such allegations, and to decide whether the registration of Wastech's securities should be suspended or revoked.

Wastech filed its Answer on August 28, 2006. It admitted that it has failed to file the periodic reports identified in the OIP. It asserted that it had lost access to its books and records as a result of a commercial dispute. Wastech represented that it has now hired an individual to reconstruct the relevant financial records, appointed a chief financial officer, and retained a new independent public auditor. Wastech opposed suspension or revocation, asserting that "[t]he Company believes that it will be able to file the delinquent reports within [sixty] days of the date of this Answer" (Answer ¶ 10).

I held a telephonic prehearing conference on September 28, 2006. The Commission's Division of Enforcement (Division) notified Wastech of the opportunity to inspect and copy its investigative file. Wastech did not oppose the Division's request for leave to file a motion for summary disposition, and I granted that request. The Division filed its motion for summary disposition, with accompanying exhibits and a sworn declaration, on October 16, 2006. Wastech submitted its opposition on October 30, 2006. The Division filed its reply on November 6, 2006.

The Standards for
Summary Disposition

Rule 250(a) of the Commission's Rules of Practice provides that, after a respondent's answer has been filed and documents have been made available to that respondent for inspection and copying, a party may make a motion for summary disposition of any or all allegations of the OIP with respect to that respondent. The facts of the pleadings of the party against whom the motion is made shall be taken as true, except as modified by stipulations or admissions made by that party, by uncontested affidavits, or by facts officially noted pursuant to Rule 323 of the Commission's Rules of Practice.

Rule 250(b) of the Commission's Rules of Practice requires the hearing officer promptly to grant or deny the motion, or to defer decision on the motion. The hearing officer may grant the motion for summary disposition if there is no genuine issue with regard to any material fact and the party making the motion is entitled to summary disposition as a matter of law.

In assessing the summary disposition record, the facts, as well as the reasonable inferences that may be drawn from them, must be viewed in the light most favorable to the non-moving party. See Felix v. N.Y. City Transit Auth., 324 F.3d 102, 104 (2d Cir. 2003); O'Shea v. Yellow Tech. Svcs., Inc., 185 F.3d 1093, 1096 (10th Cir. 1999); Cooperman v. Individual, Inc., 171 F.3d 43, 46 (1st Cir. 1999).

By analogy to Rule 56 of the Federal Rules of Civil Procedure, a factual dispute between the parties will not defeat a motion for summary disposition unless it is both genuine and material. See Anderson v. Liberty Lobby, Inc., 477 U.S. 242, 247-48 (1986). Once the moving party has carried its burden, "its opponent must do more than simply show that there is some metaphysical doubt as to the material facts." Matsushita Elec. Indus. Co. v. Zenith Radio Corp., 475 U.S. 574, 586 (1986). The opposing party must set forth specific facts showing a genuine issue for a hearing and may not rest upon mere allegations or denials of its pleadings. At the summary disposition stage, the hearing officer's function is not to weigh the evidence and determine the truth of the matter, but rather to determine whether there is a genuine issue for resolution at a hearing. See Anderson, 477 U.S. at 249.

FINDINGS OF FACT

The exhibits accompanying the Division's motion for summary disposition involve matters that may be officially noticed under Rule 323 of the Commission's Rules of Practice.[1] Based on those exhibits (cited as DX ___), on Wastech's Answer, on Wastech's opposition to summary disposition, and on periodic and current reports that Wastech has filed with the Commission, the Division has established, and Wastech does not contest, the following material facts.

Wastech is an Oklahoma corporation located in Charleston, South Carolina.[2] It was previously known as Corporate Vision, Inc. (Corporate Vision), and has a class of equity securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. Wastech admits that it is delinquent in its periodic filings with the Commission, having not filed

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[1] The Division's request for leave to file a summary disposition motion, supporting brief, declaration, and attachments in excess of thirty-five pages is unnecessary. The page limits specified by Rule 250(c) of the Commission's Rules of Practice exclude declarations, affidavits, and attachments.

[2] OIP ¶ II.6 alleges that Wastech's corporate charter has been suspended. Wastech contends that the suspension was corrected after the OIP had been issued, and that it is now a corporation in good standing. This collateral dispute does not have an impact on whether the Commission should impose a sanction under Section 12(j) of the Exchange Act. Nor is there a material fact in dispute that requires a hearing.

any periodic reports subsequent to filing a Form 10-QSB for the period ended March 31, 2003 (Answer; DX 2).

The company last filed an audited annual report for the year ended December 31, 2002, when it was still known as Corporate Vision. That annual report was filed late, and then amended twice. The independent auditor's report, signed by Packer Thomas, PC, on May 22, 2003, stated that the company had experienced recurring losses from operations, had a deficiency in working capital and stockholders' equity, and was in violation of certain debt covenants. The independent auditor's report therefore expressed substantial doubt about the company's ability to continue as a going concern (Corporate Vision Form 10-KSB/A, Amendment No. 1, filed June 9, 2003).[3]

Packer Thomas resigned as Wastech's independent auditor effective May 27, 2005, because of unpaid fees (Wastech Form 8-K, filed July 13, 2005). Wastech retained Turner, Jones & Associates, PLLC, as its independent auditor on July 14, 2005 (Wastech Form 8-K, filed October 12, 2005).

On October 13, 2005, the Commission's Division of Corporation Finance sent a delinquency letter to Wastech at its current address in Charleston. The letter was addressed to Gregory J. Gibson (Gibson) as Wastech's chief executive officer.[4] The letter stated that Wastech appeared to be delinquent in its periodic filings and warned that Wastech would be subject to revocation proceedings if it did not file its required reports within fifteen days (DX 3). The letter was returned unopened to the Division of Corporation Finance, marked "no longer here . . . not deliverable as addressed, unable to forward" (DX 4).

On March 16, 2006, the Commission's Division of Corporation Finance mailed a second delinquency letter to Wastech at its current address in Charleston. The letter was addressed to Richard D. Tuorto as Wastech's chief executive officer. The second delinquency letter stated that Wastech appeared to be delinquent in its periodic filings and warned that Wastech would be subject to revocation proceedings if it did not file its required reports within fifteen days (DX 5). The letter was delivered to Wastech on March 29, 2006, and the return receipt was signed by "Richard Tuorto" (DX 6). The Division of Corporation Finance has no record of receiving from Wastech, or any representative of Wastech, any response to or inquiry concerning the two delinquency letters.

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[3] Continuation of an entity as a "going concern" is assumed in financial reporting in the absence of significant information to the contrary. Information that significantly contradicts the "going concern" assumption relates to the entity's inability to continue to meet its obligations as they become due without substantial disposition of assets outside the ordinary course of business, restructuring of debt, externally forced revisions of its operations, or similar actions. See American Institute of Certified Public Accountants, Codification of Statements on Auditing Standards AU § 341.01 (2005).

[4] Gibson had resigned from Wastech effective May 18, 2004, and was replaced by Richard D. Tuorto, Sr. (Wastech Form 8-K, filed June 29, 2004).

As of August 1, 2006, Wastech stock (symbol "WTCH") was quoted on the Pink Sheets,[5] had fifteen market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3) (OIP ¶ II.6; Answer). On August 9, 2006, the same day the Commission instituted this administrative proceeding, it issued an order suspending trading in the stock of Wastech for ten days because the company had not filed any periodic reports subsequent to the period ended March 31, 2003 (DX 7). See Section 12(k) of the Exchange Act.

DISCUSSION AND CONCLUSIONS

Under Section 12(j) of the Exchange Act, the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or to suspend the registration of a security for a period not exceeding twelve months if it finds that the issuer of such security has failed to comply with any provision of the Exchange Act or the rules and regulations thereunder.

Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13 require issuers of securities registered under Section 12 of the Exchange Act to file annual and quarterly reports with the Commission. An issuer's annual report is due within ninety days after the end of its fiscal year. See 17 C.F.R. §§ 249.310, .310b. An issuer's quarterly reports are due within forty-five days after the end of each of the first three quarters of its fiscal year. See 17 C.F.R. §§ 249.308a, .308b.

It is uncontested that Wastech has failed to file any annual or quarterly reports for any period after March 31, 2003. It is now delinquent as to three annual reports and ten quarterly reports. Thus, Wastech has violated, and continues to violate, Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

As a general matter, a respondent cannot defeat the Division's motion for summary disposition by using its attorney to make vague, generalized representations about its beliefs and aspirations. This is especially true here, because previous forecasts by Respondent's counsel have proven to be inaccurate. In Wastech's Answer to the OIP, counsel stated: "The Company believes that it will be able to file the delinquent reports within [sixty] days of the date of this Answer." This would have been no later than October 27, 2006. During the September 28, 2006, telephonic prehearing conference, Respondent's counsel stated that he "fully expect[ed] . . . Wastech to be in a position to file all [its] stuff within three to four weeks" (Transcript page 7) (Tr. __). However, as of today, Wastech still has not made any of its delinquent periodic filings. Wastech's opposition to summary disposition does not explain why the company did not fulfill its promises to correct its deficiencies by October 27, 2006. Instead, it misrepresents its prior assurances, falsely claiming that counsel had represented at the September 28 prehearing conference that "[Wastech] will be able to file the delinquent reports before the next pre-hearing conference" (Wastech Opposition ¶ 3). However, I scheduled another telephonic status

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[5] The Pink Sheets is an electronic inter-dealer quotation system that displays quotes and last-sale information for many over-the-counter securities. The name comes from the color of paper used when the sheets circulated in hard copy. The Pink Sheets does not require companies whose securities are quoted on its system to meet any listing requirements. Many of the companies listed on the Pink Sheets do not file periodic reports or audited financial statements with the Commission.

conference only because office policy required it, and I explained that the conference would occur only if the proceeding was still pending (Tr. 21; Scheduling Order at 2). Given the parties' agreement to resolve this matter by summary disposition and Wastech's failure to file its overdue reports by October 27, as promised, no further grace period is warranted. Wastech also refers to evidence to be presented at a hearing (Wastech Opposition ¶ 3). However, Wastech has already conceded that no hearing is necessary (Tr. 8). Counsel's forecast that Wastech can file its delinquent reports at some time in the future does not create a genuine issue with regard to a material fact.

Wastech's opposition to the Division's motion for summary disposition is incomplete in several significant respects. For example, it is insufficient for Wastech to assert that it hired someone to reconstruct its books and records and appointed a chief financial officer. Wastech's opposition should have provided details about when these events occurred, what progress these individuals have made, and what matters must still be accomplished. Nor is it enough to claim that Wastech engaged a new independent auditor in July 2005. It would have been helpful to know why Wastech waited three months before filing the Form 8-K that reported the new auditor's engagement. It would also have been helpful to learn from the auditor, in the auditor's own words, what progress he/she has made, and what specific audit steps are left to accomplish before certifying the overdue annual reports. Conspicuously absent from Wastech's opposition is a declaration from Wastech's chief executive officer explaining why the company ignored two written inquiries from the Division of Corporation Finance, and the nature of the controls he has installed to ensure that correspondence from the Commission is not ignored in the future.

In e-Smart Technologies, Inc., 83 SEC Docket 3586, 3592 (Oct. 12, 2004) (Order Remanding Proceeding), the Commission stated that an issuer's filing history subsequent to an OIP is an important factor to be considered in determining whether revocation is necessary or appropriate for the protection of investors. It nonetheless cautioned that a determination to revoke an issuer's registration will not automatically be foreclosed simply because the issuer has returned to reporting compliance and begun to submit long overdue filings. Id. at 3593 n.18. The present record differs from e-Smart in several respects. For example, the respondent in e-Smart filed all its overdue periodic reports for the relevant periods before the record on remand closed. Moreover, the respondent in e-Smart provided evidence of extensive efforts to stay current with the reporting obligations, thus reducing the likelihood of future violations. Wastech's opposition to the Division's motion for summary disposition fails to plead comparable facts.

In Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 439 (May 31, 2006), the Commission stated that, in determining the appropriate sanction for a Section 12(j) violation, it "will consider, among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against future violations."

Wastech's reporting violations are extremely serious. The purpose of periodic filings is to supply the investing public with current, accurate financial information about an issuer so that the investing public may make informed decisions. As stated in SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history):

> The reporting requirements of the [Exchange Act] is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

Wastech has deprived current and prospective investors of this important information.

Wastech's failure to meet its reporting obligations is not an isolated occurrence, but reflects a pattern of conduct beginning in mid-2003 and continuing through the present. Wastech has not accepted responsibility for its failure to meet its reporting obligations. Nor has it offered any assurances against future violations. The fact that Wastech has hired an auditor and an internal accountant and is attempting to file its delinquent reports, without more detail, is insufficient to establish that Wastech will remedy its past violations and comply with its reporting obligations in the future.

Measured responses by the Commission, including two notices from the Division of Corporation Finance and a ten-day suspension of trading pursuant to Section 12(k) of the Exchange Act, have failed to bring Wastech into compliance. During this proceeding, Wastech has insisted that it intends to return to full compliance, yet its efforts have fallen short. Under these circumstances, a suspension would be insufficient to protect the investing public. Cf. Gateway, 88 SEC Docket at 441 n.34. I conclude that revocation of the registration of all classes of Wastech's registered securities is necessary to protect both current and prospective investors.

As a final matter, Wastech urges that revocation of the registration of its securities be deferred "for such reasonable time as is necessary to enable the company to file all delinquent filings" (Wastech Opposition ¶ 6). I deny Wastech's request for an open-ended stay of the proceedings. Rule 250(b) of the Commission's Rules of Practice requires Administrative Law Judges to rule "promptly" on motions for summary disposition. Moreover, the Commission directed that this proceeding be resolved within 120 days (OIP ¶ IV). Wastech has not even attempted to demonstrate how its request for additional time can be harmonized with these directives.

ORDER

Based on the findings and conclusions set forth above, IT IS ORDERED THAT the registration of all classes of the registered securities of Wastech, Inc., is revoked pursuant to Section 12(j) of the Securities Exchange Act of 1934.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision pursuant to Rule 111 of the Commission's Rules of Practice. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact, or unless the Commission determines on its own initiative to review the Initial Decision as to any party. If any of these events occur, the Initial Decision shall not become final as to that party.

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James T. Kelly
Administrative Law Judge